UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006                File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

220 Bay Street, Suite 1405, Toronto, Ontario, Canada M5J 2W4

(Address of principal executive offices)

1.

News Release dated May 8, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F  XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIZONA STAR RESOURCE CORP.

(Registrant)

Dated: May 9, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto President and CEO

NEWS RELEASE

For Immediate Release

THE BOARD OF DIRECTORS

ANNOUNCES DIRECTOR APPOINTMENT

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Canada, May 8, 2006

Arizona Star Resource Corp. (TSX-V: AZS and AMEX: AZS) announced today that Mr. Christopher J. Reynolds has been appointed to the Company’s Board of Directors.

Mr. Reynolds is currently the Senior Vice President, CFO and Secretary of SouthernEra Diamonds Inc.  He has 18 years of mineral industry and public accounting experience, with SouthernEra, TVX Gold Inc., Inmet Mining Corporation and Price Waterhouse (now PriceWaterhouseCoopers). Mr. Reynolds became a Certified General Accountant in 1994 and received a B.A. (Economics) from McGill University in 1987.  Mr. Reynolds will serve as an independent director, and Chairman of the Audit Committee.

In connection with his appointment, Mr. Reynolds was granted 75,000 stock options exercisable at $12.75 per share for a period of five years and subject to a one year vesting period. These options were granted pursuant to the Company’s shareholder-approved stock option plan and are governed by the terms of that plan.

Arizona Star currently holds a 25% interest in one of the world’s largest undeveloped gold and copper projects, the Cerro Casale gold-copper project located in Chile. Barrick Gold Corporation holds a 51% interest in this project, and Bema Gold Corporation holds the remaining 24%.  On October 26, 2005 the Company entered into an agreement with Placer Dome Inc., subsequently acquired by Barrick, to return the Cerro Casale project to Arizona Star and Bema Gold for a consideration mainly composed of future payments of gold and/or cash when production has commenced (see News Release dated October 26, 2005). Discussions are currently under way with Barrick regarding the completion of documentation to fulfill the agreement.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended April 30, 2005, and in the Company's 40-F filed with the U.S. Securities and Exchange Commission available at EDGAR).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.